Exhibit 99.1

Intec Pharma Ltd.

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

To be held on December 20, 2018

Notice is hereby given that the special general meeting of shareholders of Intec Pharma Ltd. (the “Company”), will be held at the offices of Meitar Liquornik Geva Leshem Tal, 16 Abba Hillel Silver Rd. Ramat Gan 52506, Israel on December 20, 2018, at 4:00 p.m. Israel time (the telephone number at that address is +972-3-610-3100), or at any adjournments thereof (the “Meeting”), to adopt a proposal to amend the articles of association of the Company relating to the quorum necessary for the deliberations at a general meeting (the “Proposal”).

The approval of the Proposal requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s ordinary shares, no par value (the “Shares”) present, in person or by proxy, and voting on the matter.

The Company currently is unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only holders of record of Shares at the close of business on November 26, 2018 (the “Record Date”), are entitled to receive notice of, and to vote at, the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented. Accordingly, shareholders who will not attend the Meeting in person may vote with respect to the Proposal by means of a proxy card and are obliged to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received no later than four (4) hours prior to the Meeting (i.e., 12:00 p.m. (Israel time) on December 20, 2018).

A form of proxy card is enclosed with the proxy statement and was also furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and is available to the public on the Commission’s website at www.sec.gov. Execution of a proxy will not in any way affect a shareholder’s right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

All Shares represented by properly executed proxies received prior to or at the Meeting and not revoked prior to, or at, the Meeting in accordance with the procedures described in the proxy statement, will be voted as specified in the instructions indicated in such proxies.

Shareholders wishing to express their position on the agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Nir Sassi, at 12 Hartom Street, Har Hotzvim, Jerusalem 9777512, Israel, upon prior notice and during regular working hours (telephone number: +972-2-586-4657). Any Position Statement received will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at www.sec.gov. Position Statements should be submitted to the Company no later than Monday, December 10, 2018. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, and who hold or represent shares holding in the aggregate at least twenty-five percent (25%) of the voting rights in the Company. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to Thursday, December 27, 2018, at the same time and place. At the adjourned Meeting, any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

In accordance with the Israeli Companies Law 5759-1999, and regulations promulgated thereunder, any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company for the meeting may submit to the Company a proposed additional agenda item for the meeting, to the Company’s offices, c/o Nir Sassi, at 12 Hartom Street, Har Hotzvim, Jerusalem 9777512, Israel, no later than Tuesday, December 4, 2018. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the meeting, no later than Tuesday, December 11, 2018, which will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at www.sec.gov.

The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the Company’s offices during normal business hours and by prior coordination with Nir Sassi (tel: +972-2-586-4657).

By Order of the Board of Directors,

Dr. John W. Kozarich
Chairman of the Board of Directors

Tel-Aviv, Israel

November 27, 2018

INTEC PHARMA LTD.

12 Hartom Street, Har Hotzvim,

Jerusalem 9777512

Israel

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 20, 2018

This Proxy Statement is furnished to the holders of ordinary shares, no par value per share (the “Ordinary Shares” or “Shares”), of Intec Pharma Ltd. (the “Company”) in connection with the solicitation by the board of directors (the “Board”) of proxies for use at the special general meeting of shareholders (the “Meeting”), to be held on Thursday, December 20, 2018, at 4:00 p.m. Israel time at the offices of Meitar Liquornik Geva Leshem Tal, 16 Abba Hillel Silver Rd. Ramat Gan 52506, Israel, or at any adjournments thereof.

It is proposed at the Meeting to amend the articles of association of the Company relating to the quorum necessary for the deliberations at a general meeting (the “Proposal”).

The Company currently is unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholders Entitled to Vote

Only shareholders of record at the close of business on November 26, 2018 (the “Record Date”), shall be entitled to receive notice of, and to vote at, the Meeting. At the close of business on November 26, 2018, the Company had outstanding 33,225,988 Ordinary Shares, each of which is entitled to one vote for each of the matters to be presented at the Meeting.

Proxies

All shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided.

If you hold ordinary shares in “street name,” that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with the voting instructions on your voting instruction card. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

Please follow the instructions on the proxy card or voting instruction card received from your bank, broker or nominee. You may also be able to submit voting instructions to a bank, broker or nominee by phone or via the internet if your voting instruction card describes such voting methods. Please be certain to have your control number from your voting instruction card ready for use in providing your voting instructions.

It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count for the Proposal.

Expenses and Solicitation

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Nir Sassi, at 12 Hartom Street Har Hotzvim, Jerusalem 9777512, Israel. Any Position Statement received will be furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at www.sec.gov. Position Statements should be submitted to the Company no later than December 10, 2018.

We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

The Company expects to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about December 3, 2018. This proxy statement and the accompanying proxy card are also available to the public through the Commission’s website at www.sec.gov.

All costs of solicitation of proxies will be borne by the Company. In addition to solicitations by mail, certain of the Company’s directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, telegraph and personal interviews. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the beneficial owners of Shares held in their names, and the Company will reimburse them for their reasonable out-of-pocket costs.

Quorum and Voting

Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, and who hold or represent shares holding in the aggregate at least twenty-five percent (25%) of the voting rights in the Company. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to Thursday, December 27, 2018, at the same time and place. At the adjourned Meeting, any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

The approval of the Proposal requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s Shares present, in person or by proxy, and voting on the matter.

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at www.sec.gov.

As of June 30, 2018, the last business day of the Company’s second quarter, the Company determined that it no longer qualifies as a foreign private issuer. Effective January 1, 2019, the Company will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the Commission.

THE BOARD RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSAL.

PROPOSAL NO. 1

AMMENDMENT TO COMPANY’S ARTICLES OF ASSOCIATION

At the Meeting, shareholders will be asked to approve an amendment to the quorum requirement for Company’s general meetings and to amend Sections 13.1-13.3 of the Company’s articles of association accordingly to read as follows:

“13.1.	Deliberations at the general meeting shall not be opened unless a legal quorum is present at the time of opening of the deliberation. Legal quorum shall be formed upon the presence (including by proxy or by voting card) of at least two shareholders holding at least 33⅓% (thirty three and one-third of a percent) of the voting rights within one half hour from the time scheduled for the opening of the meeting.

13.2.	In the event that one half hour after the time scheduled for the meeting to begin legal quorum shall not have been formed at a general meeting, the meeting shall stand adjourned for one week, to the same day, time and place, or to a later date, if stated in the invitation to the meeting or in the notice of the meeting (the “Adjourned Meeting”).

13.3.	Legal quorum for commencement of the Adjourned Meeting will be at least two shareholders holding at least 33⅓% (thirty three and one-third of a percent) of the voting rights within one half hour from the time scheduled for the opening of the Adjourned Meeting.”

The foregoing proposal is made in order to meet the Nasdaq governance requirements.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve an amendment to the Company’s articles of association as detailed in the Proxy Statement dated November 27, 2018.”

OTHER BUSINESS

The Company knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors,

Dr. John W. Kozarich
Chairman of the Board of Directors

November 27, 2018